David P. Valenti (512) 236-2374 (Direct Dial) (512) 391-2152 (Direct Fax) dvalenti@jw.com

June 5, 2007

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-7010

Attention: Brigitte Lippmann

Re:	Liberty Renewable Fuels, LLC

Amendment Number 4 to Registration Statement on Form S-1

Filed June 5, 2007

File Number 333-140098

Dear Ms. Lippmann:

We are writing on behalf of our client, Liberty Renewable Fuels, LLC, in response to the Staff’s comment letter dated June 4, 2007. For purposes of convenience, we have repeated the Staff’s comments and set forth Liberty Renewable Fuels’ responses below the comment to which they relate:

Summary, page 1

Our Financing Plan, page 5

1.	Please Describe the major terms of the Farm Credit debt financing, including the principal amount.

Liberty Response:

A description of the major terms of the Farm Credit debt financing has been added to page 5.

Federal Income Tax Consequences of Owning Our Units, page 12

2.	Please state that counsel has opined that you will be treated as a partnership and identify counsel. Delete the statement that “it is our intent that we will be treated as a partnership…”

United States Securities

and Exchange Commission

June 5, 2007

Liberty Response:

A statement that counsel has opined that Liberty will be treated as a partnership has been added and the statement that “it is our intent that we will be treated as a partnership…” has been deleted.

Summary of Promotional and Sales Material, page 105

3.	Please provide us with copies of all sales materials and note that any materials will be subject to our review prior to effectiveness. This obligation is not terminated upon effectiveness of the registration statement.

Liberty Response:

Liberty does not currently have any promotional materials prepared. Liberty understands that, pursuant to Guide 5 Item 19(D) all sales materials that are intended to be furnished to investors orally or in writing must be submitted to the Staff supplementally, prior to their use. Following effectiveness of the registration statement, Liberty will supplementally submit to the SEC all promotional materials as they are finalized and will only deliver the prospectus, with no cover letter or other promotional materials until such time as any such promotional materials have been reviewed by the Staff.

In addition to the Staff’s comments, the State of Tennessee has informed Liberty that they will require the following suitability requirements:

“Minimum net worth of $250,000 exclusive of home, home furnishings and automobiles and to have during the last tax year and be expected to have during the current tax year a gross income of $65,000 or in the alternative a minimum net worth of $500,000 exclusive of home, home furnishings and automobiles”

Accordingly, Liberty has added to the Subscription Agreement Item #6 on page 4 which sets forth the suitability requirements for Tennessee investors.

Please feel free to contact the undersigned at (512) 236-2374 or Steven R. Jacobs at (210) 978-7727, should you have any questions or wish to request additional information regarding this matter.

Very truly yours,

/s/ David P. Valenti

David P. Valenti

DPV